

PRESS RELEASE

Exploration identifies two new titanium targets

January 26, 2006. Toronto, Canada. Tiomin Resources Inc. (TSX: TIO) is pleased to announce that significant progress has been achieved in advancing the Kwale project to production and that its exploration efforts are showing much promise.

Exploration completed recently by Tiomin along the Coastal Province of Kenya has identified two extensive mineralized sand deposits (Kipini and Kiongwe), which combined extend over 30 kilometers in length and up to 4 kilometers wide in places.

Several surface and auger sampling traverses, spaced 10 kilometers apart, were completed across the width of these large dune systems. Total heavy mineral (THM) content of these sands ranged from a low of 1.8 percent up to 14.6 percent in the samples collected. Ilmenite values of up to 10.6 percent and 0.94% non-magnetic minerals have been found in up to 3 meter deep auger drill holes.

Portions of these dunes could reach nearly 40 meters above bedrock based on geological interpretation, thus indicating a potential to delineate significant mineralized tonnage over the 30 kilometer long dune system. A drilling program will be undertaken to define the full extent of this newly identified mineralization.

Given these favorable early results, Tiomin has significantly increased the area under its exploration license application. Other targets have been identified and remain to be explored.

Tiomin is also currently proceeding with the commercial development of the Kwale titanium project located 50 kilometers south of Mombasa. Negotiations are being finalized on the EPCM contract to build the gravity and mineral separation plants at the Kwale mine site, as well as for the port mineral storage and ship-loading facility planned to be built on lands already owned by Tiomin in Mombasa. Project debt financing negotiations are also well advanced with both commercial banks and multilateral development agencies. Approximately 92 percent of the life of mine output has already been sold under long term contracts to various consumers.

Tiomin is also undertaking to rehabilitate the 2 kilometer long Koromojo water reservoir with the construction of a new spillway scheduled to start in early February. Water from this reservoir combined with surface water will provide the make-up water used in the gravity mineral separation plant and will be accessible to local residents as well.

The other mineral sands deposits already owned by Tiomin, such as the newly identified titanium mineralization in the Kipini and Kiongwe dunes could, with further exploration, provide the underpinnings to significantly extend the life of mine at Kwale and to further increase Tiomin's mineral production rate in future.

Production from Kwale in the first six years is expected to yield 77,000 tpa of rutile, 38,000 tpa of zircon and 330,000 tpa of ilmenite.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Bruce Ramsden, CFO ext. 232 or visit our website: www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of rutile, zircon and ilmenite, estimated future production, estimated costs of future production, the Company's sales policy and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

Kiongwe



Mto wa Kimbo
9740 000m N
Ras Zijituni
Ras Blongwe
To Mpekatoni And Makowe
2.0 km
Kiongwe village
9735 000m N
10.5 km
X'
Recent White dunes
To Mpekatoni
Older Red dunes
Indian
9730 000m N
Ocean
Road
Samples with % Ilmenite
0695 000m E
0700 000m E

Kipini



Lake Kenyatta
9730 000m N
Older Red Dunes
Road
Samples with % Ilmenite
12.5 km
19.0 km
Indian
Ocean
To Kipini Town
Recent White dunes
0680 000m E
0690 000m E